News Release             (Q1 – 04 – 07)                                                 June 18, 2004

YAMANA ANNOUNCES START-UP OF OPERATIONS AT ITS FAZENDA NOVA MINE

  Fazenda Nova start-up of crushing and agglomeration commences
  Loading of heaps will commence within the next week
  First gold pour expected in the Fall
  Total capital expenditures below budget of US$6.6 million
  Total cash costs now targeted at approximately US$160 per ounce (life of mine) from the original target of US$186 per ounce
  Total production from initial phase at over 143,000 ounces in over four years with annualized production of approximately 36,000 ounces per year

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announces the start-up of its Fazenda Nova mine.  Crushing and agglomeration began June 17, 2004.  Commissioning is expected in the next few days and loading of heap leach pads is expected by the end of next week.

The construction of the mine began six months ago and has been completed ahead of schedule despite an unusually heavy rainy season earlier in the year.  The construction cost is below the original capital expenditure estimate of US$6.6 million.

Production of gold at Fazenda Nova will begin in the Fall (accounting for the leaching process) and expected annual production will average approximately 36,000 ounces per year for a total of 143,000 ounces in the initial phase of its mine life of over four years.

Total cash costs estimates have been reduced to approximately US$160 per ounce (life of mine) from the original estimate of US$186 per ounce.  The largest component of costs relates to agglomeration and favourable current terms with cement manufacturers together with other improvements have reduced estimated cash costs to this new level.  Cash costs will vary period to period and will begin at higher levels in the start-up of operations and will vary with changing cement contract terms throughout the life of mine.  Total cash costs include royalties and taxes.

The Fazenda Nova mine is located in Goias State, Brazil almost 200 km from the state capital of Goiania and 300 km from the national capital of Brasilia.  Infrastructure around the site is exceptional with several towns in close proximity.  The site is readily accessible by paved roads and power will be provided by an existing transmission grid.  The mine is a shallow open-pit heap leach mine with three initial pits to a depth of 50 to 60 metres in saprolite ore.

The recovery rate is estimated at 88% based on a 90 day leaching cycle.  The recovery rate is based on significantly higher recovery rates over shorter leach cycles in laboratory tests (95% recovery over 15 days) and comparable experience at other deposits of saprolite ore.

Yamana now has two mines in production (Fazenda Brasileiro at an annual rate of over 100,000 ounces per year and Fazenda Nova at an annual rate of over 36,000 ounces per year) and expects to produce approximately 110,000 ounces in calendar 2004 (accounting for the leaching process at Fazenda Nova) or over 135,000 ounces on an annualized basis at an average total cash cost per year between the two mines of approximately US$210 per ounce.

Commenting on this development, Yamana’s President and Chief Executive Officer Peter Marrone stated, “We have committed ourselves to a high quality process for development of our projects.  We have are pleased to have reached this stage with the Fazenda Nova mine.  Our total annualized production commencing this year will be some 135,000 ounces from our two mines at approximately US$210 per ounce cash costs.  We are on track towards our stated objective of becoming an intermediate producer in the next two years.  We will continue to maximize our production and development opportunities and we have now also started an aggressive drilling and exploration campaign to increase reserves, extend mine life and find new deposits.”

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil.  Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007.  Yamana also holds gold exploration properties in Argentina.  Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone                                                                          Rebecca Greco
President & Chief Executive Officer                                          Investor Relations – North America
(416) 815-0220                                                                       (416) 945-7350
E-mail: investor@yamana.com                                                   E-mail: investor@yamana.com

Jane Jackson
Investor Relations – Europe
+44 7793145779
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.